Filed pursuant to Rule 424(b)(3)

Registration No. 333-295364

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 8, 2026)

PROFUSA, INC.

179,272,293 Shares of Common Stock for Resale by the Selling Stockholders

This prospectus supplement amends and supplements certain information contained in the prospectus dated May 4, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-295364). The Prospectus and this prospectus supplement relate to the offer and resale from time to time, of up to 179,272,293 shares of our Common Stock, par value $0.0001 per share (“the Common Stock”), by the selling stockholders identified in the Prospectus (the “Selling Stockholder”). The Common Stock being offered for resale consists of:

i. Up to 150,568,827 shares of Common Stock by Ascent Partners Fund LLC, whom we refer to in this prospectus as “Ascent,” pursuant to a common stock purchase agreement, dated as of July 28, 2025 and amended on December 22, 2025, we entered into with Ascent, which we refer to in this prospectus as the ELOC Purchase Agreement;

ii. Up to 20,027,859 shares of our Common Stock by Ascent issuable upon conversion of certain convertible promissory notes, with an aggregate principal value of approximately $7.0 million as of the date of this prospectus (the “Ascent Notes,” and upon conversion, the “Ascent Conversion Shares”);

iii. Up to 3,333,333 shares of our Common Stock by Ascent issuable upon exercise of that certain warrant, dated April 20, 2026, issued to Ascent in connection with Amendment No. 4 to the PIPE Subscription Agreement (the “Ascent Inducement Warrant”, and upon exercise, the “Ascent Inducement Warrant Shares”); and

iv. Up to 5,342,274 shares of Common Stock by NorthView Sponsor I, LLC (the “Sponsor”) issuable upon conversion of certain convertible promissory notes, with an aggregate principal value of approximately $1.9 million (the “Sponsor Notes,” and upon conversion, the “Sponsor Conversion Shares”).

We will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder. However, we may receive up to $100,000,000 in aggregate gross proceeds from sales of the Purchase Shares to Ascent that we may, in our discretion, elect to make, from time to time, pursuant to the ELOC Purchase Agreement.

The Selling Stockholders may sell or otherwise dispose of the shares of Common Stock described in the Prospectus and this prospectus in a number of different ways and at varying prices. The shares of Common Stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on June 8, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “PFSA.” On June 5, 2026, the last sale price for our common stock as reported on the Nasdaq Capital Market was $0.26 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus and this prospectus supplement and may elect to do so in future filings.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As a result, we are eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies. See further discussion below.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” section of the Prospectus, and under similar headings in any amendment or supplements thereto, and in our most recent Annual Report on Form 10-K.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 8, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 8, 2026

PROFUSA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41177	86-3437271
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

626 Bancroft Way, Suite A

Berkeley, CA 94710

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (925) 997-6925

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	PFSA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On June 8, 2026, Profusa, Inc. (the “Company”) submitted an Advance Notice to Ascent Partners Fund LLC (“Ascent”) requesting that Ascent purchase shares of the Company’s common stock under the equity line of credit arrangement between the Company and Ascent set forth in that certain Securities Purchase Agreement, dated as of July 28, 2025 and amended on December 22, 2025 (the “SPA”). For Advance Notices issued during June 8, 2026 until July 15, 2026 with payment upon share delivery, the Company agreed (i) that the Purchaser shall allow an Advance Notice for up to 9.99% of the shares outstanding at the time of said Advance Notice (subject to a cap of $200,000 per Advance Notice), (ii) that the purchase price for the shares will be funded upon delivery of the shares to Ascent prior to the end of the pricing period, rather than upon Ascent’s subsequent exit or sale of such shares, with Ascent remitting within one trading day 97% of the lowest volume-weighted average price (“VWAP”) of the common stock in the ten trading days prior to the Advance Notice date times the number of shares requested, and (iii) to include a price adjustment mechanism (the “True-Up Mechanism”) such that if 97% of the lowest VWAP of the common stock during the period starting on the closing date and ending on the date when Ascent has entered into committed, binding trades to sell all of the purchased shares (the “Adjustment Period”) is lower than the closing price, then the Company will issue additional shares to Ascent so that the aggregate number of shares received by Ascent equals the number of shares it would have received if the closing price had been equal to such adjusted price. Ascent will waive the mandatory prepayment provisions related to Advance Notices with payment upon share delivery.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 8, 2026	Profusa, Inc.

	By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	Chief Executive Officer

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